

January 8, 2013

<u>Via E-mail</u>
Guy Kebble
Chief Executive Officer
SurePure Inc.
122 North Curry Street
Carson City, Nevada 89703

      Re: SurePure, Inc.
                Form 8-K
                Filed December 13, 2012
                File No. 000-54172

Dear Mr. Kebble:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure throughout that you structured transactions "in order to comply with the regulations of the Commission" for exemption from registration. We note further disclosure that you relied upon representations from potential purchasers regarding various facts related to Regulation S compliance. Please revise to make clear that these efforts do not guarantee that you sold in compliance with any particular exemption from registration. Please also be advised that relying solely on representations from potential purchasers is generally not sufficient to ensure compliance with any particular exemption.

SurePure Group Structure, page 5

2.   Please explain the business reasons for this corporate structure including what purpose each of the subsidiaries performs and why you believe it requires such prominent disclosure.

3.   Please clarify, if true, that the SURP entity is the registrant, and explain the differences between the SURP shareholders and former SPI and SPP shareholders, as well as describing how XOptics fits into the structure.

Amended and Restated Share Agreement, page 6

4.   We note your disclosure in the fourth paragraph about your prior shareholders. Please explain how you were authorized to assign to Ms. Yabamrung "all of our assets and liabilities" prior to the contemplated transaction.   Did this transaction require shareholder approval? Also, please disclose what consideration Ms. Bousing received for her cancelled shares.

5.   We note your disclosure here and on page 9 regarding the share exchange transaction. It is unclear whether these transactions have taken place, because your disclosure speaks to the transaction in the future tense and it appears some transactions are subject to an information statement to be sent to your shareholders. Please clarify whether all of the contemplated elements of the transaction are completed.

The Share Exchange, page 9

6.   Please identify the shareholders discussed in the second bullet point of this section.

Issuance of Common Stock in the Share Exchange, page 20

7.   For those issuances where you intend to rely upon Section 4(2) or Regulation D of the Securities Act of 1933, please state that facts relied upon in claiming the exemption.

Item 1. Business, page 21

8.   Please provide objective third party support for claims made throughout about the function and efficacy of your technology.

The Product, page 23

9.   While we note your disclosure on page 45, please expand your disclosure to explain the steps you need to take, as well as the capital needed and expected timelines, to further develop your product. Discuss in this regard any expected development of prototypes and regulatory approvals, if any, such as FDA review.

Research and Development, Page 31

10.   Please expand your disclosure to describe the contributions you have made to each of the studies you describe here. Please tell us how these studies are independent, objective support for your statements about the effectiveness of your technology. If you are unable to provide such support, please revise your statements accordingly.

11.   Please supplementally provide us with copies of the referenced studies.

Consumer Advocates and others may question the safety… page 39

12.   Please expand your disclosure to describe the "certain consumer advocates and others" who question the use of irradiation to preserve and purify foods and to describe more fully their objections.

Security Ownership of certain Beneficial Owners and Management, page 52

13.   Please identify the individuals with beneficial ownership over the shares held by the entity listed in the table, such as Trinity Asset Management.

14.   Please tell us why you do not appear to have included all 5% holders in the table. We note, for example, XO Optics and RD Active Capital. Please revise or advise.

Contemplated Transaction between XOptics and the Majority Shareholder of SPHSA, page 64

15.   Please expand your disclosure regarding the anticipated timing of this transaction and the consideration to be paid for the securities.

Transactions by Officers and Directors of SPI, page 65

16.   Please expand your disclosure to describe the consideration paid by your directors and officers for the securities they purchased.

Item 9.01 Financial Statements and Exhibits, page 73

17.   We note that you have not included pro forma financial information, since you do not believe it would be materially different from the financial information of SPI included in the filing. Given the impact of this transaction on your equity, please explain to us why you did not present the pro forma financial statement effects under Rule 8-05 of Regulation S-X.

Exhibit 99.1

Note 7 – Commitments and Contingencies, page 14

18.   We note from your disclosures on page 65 that SPSHA is the subject of a lawsuit relating to a license of equipment in which a settlement has been reached. Please explain to us the material terms and conditions of this settlement and explain to us how you considered the requirements of FASB ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3656 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, at 202-551-3637 or me at 202-551-3528 with any questions.

                                        Sincerely,

                                         /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): William Newman, Esq.